UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

BNL Financial Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share
(Title of Class of Securities)

05561V101
(CUSIP Number of Class of Securities)

Pam Randolph
BNL Financial Corporation
7530 Highway 107
Sherwood, Arkansas 72120
(501) 834-5121 or 800)-526-4413
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Person.)

__________________________________________________________________

Copy to:
Larry W. Burks
Friday, Eldredge & Clark
400 West Capitol Avenue, Suite 2000
Little Rock, AR 72201
Telephone direct (501) 370-1513
FAX (501) 376-2147
Email: burks@fec.net

Calculation of Filing Fee
Transaction valuation $2,000,000	Amount of filing fee* $400

* The amount of the filing fee is calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended.

O  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $400.00                   Form or Registration No.:  TO
Filing Party:  Registrant                          Date Filed: May 22, 2006

ð[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transaction to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1
   [X] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the box if the filing is a final amendment reporting the results of the tender offer. ð

    This AMENDMENT NO. 1 amends the Tender Offer Statement on Schedule TO, dated May 22, 2006, filed by BNL Corporation ("BNL" or "Company"), an Iowa corporation, with the Securities and Exchange Commission (the "Schedule TO") relating to an Offer by the Company to purchase shares of its common stock, no par value per share. The Company is offering to purchase up to 2,000,000 shares, or such lesser number of shares that are validly tendered and not properly withdrawn, of its common stock, no par value at a price of $1.00 per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal which together constitute the "Offer." A copy of each were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference and such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 2, 3, 4, 5, 6, 8, 10 and 11

Page 5 of the Offer to Purchase, the portion entitled "HOW DO I GET PAID FOR MY TENDERED SHARES?" is hereby amended to read as follows:

"We will pay for shares accepted for payment by forwarding payment to the tendering Stockholders (or other person as properly specified in the Letter of Transmittal) promptly following the Expiration Date. We do not have to accept the tendered Shares. See Section 5."

Page 10 of the Offer to Purchase, first paragraph at the top of the page in the section entitled "INTRODUCTION" is hereby amended to read as follows:

"The Purchase Price will be paid net to the tendering Stockholder (or such other payee as may be properly designated in the Letter of Transmittal) in cash for all Shares accepted and purchased promptly following the Expiration Date. BNL does do not have to accept the tendered Shares. See Section 5."

Page 12 of the Offer to Purchase, the first paragraph in the section entitled "PRORATION" is hereby amended to read as follows:

"PRORATION. In the event that proration of tendered Shares is required, the Company will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such stockholder (and not withdrawn) to the total number of Shares tendered by all stockholders, other than Odd Lot Holders, (and not withdrawn). Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, and because of the odd lot procedure, the Company does not expect that it will be able to announce the final proration factor and commence payment for any Shares purchased pursuant to the Offer until approximately four business days after the Expiration Date."

Page 17 of the Offer to Purchase, the first paragraph under the section entitled "5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE" is hereby amended to read as follows:

"Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, and the Company will accept for payment and pay for (and thereby purchase) Shares validly tendered. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered and not withdrawn (subject to the proration provisions of the Offer) only when, as and if it makes payment pursuant to the Offer to the Stockholder. In accordance with applicable regulations of the SEC, the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for the Shares or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the Offer will be extended until the expiration of such period of ten business days."

Pages 18 and 19 of the Offer to Purchase under the section entitled "6. CERTAIN CONDITIONS OF THE OFFER" the first paragraph and subparagraphs (a), (b), (c) and (e) are amended to read as follows:

"Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after June 8, 2006 and on or prior to the Expiration Date any of the following events shall have been determined by the Company to have occurred that, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

(a) there has been instituted, or is pending, or we have received notice of, any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that, directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

(b) there has been instituted, or is pending, or we have received notice of, any action, suit or proceeding or the withholding of approval under or pursuant to any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, directly or indirectly: (i) makes the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restricts or prohibits consummation of the Offer or otherwise relates in any manner to the Offer; (ii) delays or restricts the ability of the Company, or renders the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impairs the contemplated benefits of the Offer to the Company; or (iv) materially and adversely affects the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impairs in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

(c) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's judgment, could reasonably be expected to materially affect the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on June 8, 2006;

* * *

(e) any change or changes have occurred, or as to which the Company has received notice, in the Company's business or the Company's subsidiaries' business, condition (financial or otherwise), assets, income, level of indebtedness, operations, prospects, stock ownership or capital structure that in the Company's judgment could reasonably be expected to materially affect the business, condition (financial or otherwise), assets, income, level of indebtedness, operations, prospects, stock ownership or capital structure, or materially impair in any way the conduct of the Company's business or the business of any of the Company's subsidiaries; or"

Page 21 of the Offer to Purchase, the fourth full paragraph under the section entitled "CERTAIN INFORMATION CONCERNING THE COMPANY," which section begins on page 20, the following sentence is added to such paragraph:

"There have been 200 options exercised in 2006."

Page 22 of the Offer to Purchase, the section entitled "ADDITIONAL INFORMATION" is amended to read as follows:

"ADDITIONAL INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be obtained by mail, upon payment of the SEC's customary charges, from that facility. You may obtain information about the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, a copy of any of the Company’s filing with the SEC can be obtained from the Company by contacting the Information Person."

Page 24 of the Offer to Purchase in the section entitled "INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES," after the transactions table, the following paragraph has been added:

"Pursuant to the 1994 Brokers’ and Agent’s Non-Qualified Stock Option Plan of BNL, on February 14, 2006, an agent exercised an option granted to him on February 14, 2003, in the amount of 200 shares and purchased the 200 shares at an exercise price of $.75 per share for a total purchase price of $150."

Page 4 of the Letter of Transmittal, first full paragraph, is amended to read as follows:

"The undersigned agrees that acceptance of Tendered Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer."

Page 4 of the Letter of Transmittal, third full paragraph, which read as follows, has been deleted:

"The undersigned recognizes that, in the event the matters and conditions set forth in the Offer are not satisfied in a manner acceptable to the Purchases in its sole discretion, the Purchaser may terminate or amend the Offer, or may postpone the acceptance for payment of, or the payment for, Tendered Shares, or may not be required to purchase any Tendered Shares, or may accept for payment fewer than all Tendered Shares."

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BNL Financial Corporation

BY:_/s/ Wayne E. Ahart
         Wayne E. Ahart
                                    Chairman, Board of Directors

Date: June 9, 2006

EXHIBIT INDEX

Exhibit No.  Description

(a)(1)(A)*  Offer to Purchase, dated June 8, 2006
(a)(1)(B)*  Letter of Transmittal
(a)(1)(C)*  Letter to Stockholders from Kenny Tobey, President, BNL
(a)(2)   Not Applicable
(a)(3)   Not Applicable
(a)(4)   Not Applicable
(a)(5)   Not Applicable
(b)  Not Applicable
(d)   Not Applicable
(g)   Not Applicable
(h)   Not Applicable

________________________________________
*Previously filed.